Filed pursuant to Rule 424(b)(5)
                                           Registration Statement No. 333-102169

PROSPECTUS

                                1,099,166 Shares

[FPL GROUP LOGO]

                                 FPL GROUP, INC.
                          COMMON STOCK, $.01 PAR VALUE
                           --------------------------
              DIVIDEND REINVESTMENT AND COMMON SHARE PURCHASE PLAN
                           --------------------------

         The Dividend Reinvestment and Common Share Purchase Plan (Plan) of FPL Group, Inc. (FPL Group) provides participants in the Plan with a simple and convenient method of reinvesting cash dividends in and purchasing additional shares of FPL Group's common stock, $.01 par value, and the preferred share purchase rights attached thereto (Rights). Any holder of record of FPL Group common stock or of preferred stock of Florida Power & Light Company (FPL) is eligible to join the Plan.

         FPL Group's common stock is listed on the New York Stock Exchange and trades under the symbol "FPL."

         Participants who are already enrolled in the Plan will continue to participate in the Plan without any further action on their part.

         Holders of FPL Group common stock and/or FPL preferred stock who elect to participate may (a) have cash dividends on all or some of their shares automatically invested in FPL Group common stock and (b) invest optional cash payments in FPL Group common stock.

         The price of common stock purchased directly from FPL Group for participants in the Plan with reinvested dividends on their FPL Group common stock, with invested dividends on FPL preferred stock and with optional cash payments will be the average of the daily high and low sale prices of common stock as reported on the consolidated tape for New York Stock Exchange listed companies administered by the Consolidated Tape Association for the period of the last three days on which the common stock was traded immediately preceding the Investment Date. The Investment Dates are the common stock dividend payment dates, which are normally on the 15th day of March, June, September and December. The price of common stock purchased on the open market or through negotiated transactions will be the weighted average price for all shares purchased through the Agent for the Plan during the Investment Period. The Investment Period is the 30-day period beginning on the common stock dividend payment date.

         FPL GROUP AND FPL CANNOT ASSURE A PARTICIPANT OF A PROFIT OR PROTECT A PARTICIPANT AGAINST A LOSS ON THE SHARES OF COMMON STOCK PURCHASED BY A PARTICIPANT UNDER THE PLAN.

         SEE "CAUTIONARY STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT IN THESE SECURITIES. YOU SHOULD ALSO REVIEW THE DOCUMENTS INCORPORATED BY REFERENCE ON PAGE 3 OF THIS PROSPECTUS FOR ADDITIONAL FACTORS YOU SHOULD CONSIDER.

         FPL Group's principal executive office is located at 700 Universe Boulevard, Juno Beach, Florida 33408, telephone number (561) 694-4000, and its mailing address is P.O. Box 14000, Juno Beach, Florida 33408-0420.

     It is suggested that this prospectus be retained for future reference.

                           --------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is December 23, 2002

                                TABLE OF CONTENTS
                                                                           Page
                                                                           ----

WHERE YOU CAN FIND MORE INFORMATION..........................................3

INCORPORATION BY REFERENCE...................................................3

CAUTIONARY STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS........3

FPL GROUP AND SUBSIDIARIES...................................................6

SELECTED CONSOLIDATED FINANCIAL DATA OF FPL GROUP............................6

DESCRIPTION OF THE PLAN......................................................7

     Purpose.................................................................7

     Advantages..............................................................7

     Disadvantages...........................................................8

     Administration..........................................................8

     Eligibility.............................................................8

     Participation...........................................................9

     Expenses...............................................................11

     Purchases..............................................................12

     Optional Cash Payments.................................................13

     Online Services........................................................15

     Reports to Participants................................................15

     Crediting of Cash Dividends............................................16

     Safekeeping of Certificates............................................16

     Certificates for Shares and Rights.....................................16

     Sales and Transfers....................................................17

     Partial Withdrawal of Shares...........................................18

     Withdrawal from the Plan...............................................18

     Other Information......................................................19

USE OF PROCEEDS.............................................................21

FEDERAL INCOME TAX CONSEQUENCES.............................................21

DESCRIPTION OF COMMON STOCK.................................................23

FPL GROUP COMMON STOCK DIVIDENDS............................................27

EXPERTS.....................................................................27

LEGAL OPINIONS..............................................................27

INDEMNIFICATION.............................................................27

                       WHERE YOU CAN FIND MORE INFORMATION

         FPL Group files annual, quarterly and other reports and other information with the Securities and Exchange Commission (SEC). You can read and copy any information filed by FPL Group with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

         In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including FPL Group. FPL Group also maintains an Internet site (http://www.fplgroup.com).


                           INCORPORATION BY REFERENCE

         The SEC allows FPL Group to "incorporate by reference" the information that FPL Group files with the SEC, which means FPL Group may, in this prospectus, disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that FPL Group files in the future with the SEC will automatically update and supersede this information. FPL Group is incorporating by reference the documents listed below and any future filings FPL Group makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until FPL Group sells all of these securities:

               (1) FPL Group's Annual Report on Form 10-K for the year ended December 31, 2001;

               (2) FPL Group's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002; and

               (3) FPL Group's Current Reports on Form 8-K, filed with the SEC on April 5, 2002 (excluding that portion furnished under Item 9), May 23, 2002, August 12, 2002, September 27, 2002
                    and September 30, 2002.

         You may request a copy of these documents, at no cost to you, by writing or calling Dinah Washam, Coordinator, Shareholder Services, FPL Group, Inc., 700 Universe Boulevard, Juno Beach, Florida 33408, (800) 222-4511.


      CAUTIONARY STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, FPL Group is hereby filing cautionary statements identifying important factors that could cause FPL Group's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of FPL Group in this prospectus or any supplement to this prospectus, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projection," "target," "outlook") are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group.

         Any forward-looking statement speaks only as of the date on which that statement is made, and FPL Group undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

         The following are some important factors that could have a significant impact on FPL Group's operations and financial results, and could cause FPL Group's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

o FPL Group is subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978 and the Public Utility Holding Company Act of 1935, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission, the Florida Public Service Commission and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission, with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The Florida Public Service Commission has the authority to disallow recovery of costs that it considers excessive or imprudently incurred.

o The regulatory process generally restricts the ability of Florida Power & Light Company, FPL Group's principal subsidiary, to grow earnings and does not provide any assurance as to achievement of earnings levels.

o FPL Group is subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety that could, among other things, restrict or limit the use of certain fuels required for the production of electricity. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

o FPL Group operates in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

o The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines, pipelines, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's nuclear units face certain risks that are unique to the nuclear industry including additional regulatory actions up to and including shut down of the units stemming from public safety concerns both at FPL Group's plants as well as at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

o FPL Group's ability to successfully and timely complete its power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group could be subject to additional costs, termination payments under committed contracts and/or the write off of its investment in the project or improvement.

o FPL Group uses derivative instruments, such as swaps, options, futures and forwards to manage its commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In addition, Florida Power & Light Company's use of such instruments could be subject to prudency challenges by the Florida Public Service Commission and if found imprudent, cost disallowance.

o There are other risks associated with FPL Group's nonregulated businesses, particularly FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair its future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable FPL Energy's ability to sell and deliver its wholesale power may be limited.

o FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

o FPL Group relies on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, could impact FPL Group's ability to grow its businesses and would likely increase its interest costs.

o FPL Group is subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims; as well as the effect of new, or changes in, tax rates or policies, rates of inflation or accounting standards.

o FPL Group is subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the U.S., and the increased cost and adequacy of security and insurance.

o FPL Group's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national events as well as company-specific events.

o FPL Group is subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage.

         The issues and associated risks and uncertainties described above are not the only ones FPL Group may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's businesses in the future.

                           FPL GROUP AND SUBSIDIARIES

         FPL Group is a holding company incorporated in 1984 as a Florida corporation. FPL Group's principal subsidiary, Florida Power & Light Company, is engaged in the generation, transmission, distribution and sale of electric energy. FPL Group Capital Inc is a wholly-owned subsidiary of FPL Group which owns and provides funding for FPL Group's operating subsidiaries other than Florida Power & Light Company, the majority of which are engaged in independent power projects.


                SELECTED CONSOLIDATED FINANCIAL DATA OF FPL GROUP

         The following material is presented in this prospectus solely to furnish limited introductory information and to provide reported net income and earnings per share for certain periods and is qualified in its entirety by, and should be considered in conjunction with, the more detailed information incorporated by reference in this prospectus. Information that FPL Group files in the future with the SEC which is incorporated by reference in this prospectus will automatically update and supersede this information. In the opinion of FPL Group, all adjustments (constituting normal recurring accruals) necessary for a fair statement of the results of operations for the nine months ended September 30, 2002 and 2001 have been made. The income statement data for the nine months ended September 30, 2002 and 2001, respectively, is not necessarily indicative of the results that may be expected for an entire year.

                                               Nine Months Ended
                                                 September 30,                    Years Ended December 31,
                                            ----------------------  ----------------------------------------------------
                                               2002        2001        2001        2000        1999      1998     1997
                                            ----------  ----------  ----------  ----------  ----------  -------  -------
                                                            (millions, except per share amounts)
SELECTED CONSOLIDATED FINANCIAL DATA
OF FPL GROUP
Operating revenues                          $ 6,251(a)  $ 6,522(a)  $ 8,327(a)  $ 7,062(a)  $ 6,438     $ 6,661  $ 6,369
Income before cumulative effect of a
  change in accounting principle            $   566(b)  $   663(c)  $   781(c)  $   704(d)  $   697(e)  $   664  $   618
Cumulative effect of adopting FAS 142,
  net of income taxes of $143 (f)           $  (222)         -           -           -           -          -        -
Net income                                  $   344(b)  $   663(c)  $   781(c)  $   704(d)  $   697(e)  $   664  $   618
Earnings per share of common stock before
  cumulative effect of a change in
  accounting principle:
    Basic                                   $  3.29(b)  $  3.93(c)  $  4.63(c)  $  4.14(d)  $  4.07(e)  $  3.85  $  3.57
    Assuming dilution                       $  3.29(b)  $  3.93(c)  $  4.62(c)  $  4.14(d)  $  4.07(e)  $  3.85  $  3.57
Earnings per share of common stock:
  Basic                                     $  2.00(b)  $  3.93(c)  $  4.63(c)  $  4.14(d)  $  4.07(e)  $  3.85  $  3.57
  Assuming dilution                         $  2.00(b)  $  3.93(c)  $  4.62(c)  $  4.14(d)  $  4.07(e)  $  3.85  $  3.57
Dividends paid per share of common stock    $  1.74     $  1.68     $  2.24     $  2.16     $  2.08     $  2.00  $  1.92
Total assets                                $18,693     $17,355     $17,463     $15,300     $13,441     $12,029  $12,449
Long-term debt, excluding current           $ 5,727     $ 4,872     $ 4,858     $ 3,976     $ 3,478     $ 2,347  $ 2,949
  maturities
Obligations of FPL under capital lease,
  excluding current maturities              $   135     $   135     $   133     $   127     $   157     $   146  $   186

---------------------
(a) Reflects the netting of certain gains from physical trading and managed hedge activities resulting in reduced revenues and fuel, purchased power and interchange expenses pursuant to the adoption by FPL Group in the third quarter of 2002 of Emerging Issues Task Force issue No. 02-3.
(b) Includes restructuring, impairment and other charges totaling $137 million after tax, a reserve for leveraged leases of $30 million after tax and a favorable settlement of litigation with the Internal Revenue Service (IRS) of $30 million after tax.
(c) Includes merger-related expenses of $19 million after tax. (d) Includes merger-related expenses of $41 million after tax.
(e) Includes effects of gains on divestiture of cable investments of $162 million after tax, impairment loss of $104 million after tax and litigation settlement loss of $42 million after tax.
(f) Represents an impairment loss of $365 million ($222 million after tax) as the cumulative effect of adopting Financial Accounting Standards No. (FAS) 142, "Goodwill and Other Intangible Assets."

         Effective January 1, 2002, FPL Group adopted FAS 142. Under this statement, the amortization of goodwill is no longer permitted. Instead, goodwill is assessed for impairment at the date of adoption and at least annually thereafter by applying a fair-value based test. In January 2002, FPL Energy, LLC, a wholly-owned subsidiary of FPL Group Capital formed to aggregate existing unregulated energy-related operations, recorded an impairment loss of $365 million ($222 million after tax) as the cumulative effect of adopting FAS 142, eliminating all goodwill previously included in other assets on FPL Group's financial statements. Estimates of fair value were determined using discounted cash flow models.

         The following table provides reported net income and earnings per share and the proforma effect on certain prior year periods of excluding goodwill amortization expense:


                                                                                      Years Ended December 31
                                                                                  -------------------------------
                                                                                   2001        2000         1999
                                                                                   ----        ----         ----
                                                                                    (millions, except per share
                                                                                             amounts)

Net income                                                                       $    781     $   704     $    697
Add back:  Goodwill amortization, net of income taxes of $4, $4 and $2,                 6           6            5
                                                                                 ---------    -------     --------
respectively
Adjusted net income                                                              $    787     $   710     $    702
                                                                                 ========     =======     ========


Earnings per share (assuming dilution)                                            $  4.62     $  4.14     $   4.07
Add back:  Goodwill amortization                                                     0.04        0.03         0.02
                                                                                  --------    -------     --------
Adjusted earnings per share                                                       $  4.66     $  4.17     $   4.09
                                                                                  =======     =======     ========



                             DESCRIPTION OF THE PLAN

         The following is a question and answer statement of the provisions of the Plan.

PURPOSE

1.       WHAT IS THE PURPOSE OF THE PLAN?

         The purpose of the Plan is to provide holders of record of FPL Group common stock and all classes of FPL preferred stock with a convenient method of investing cash dividends and optional cash payments towards the purchase of FPL Group common stock. When shares of common stock purchased under the Plan are acquired directly from FPL Group, it will receive additional equity funds which will be added to its general funds and used for general corporate purposes.

ADVANTAGES

2.       WHAT ARE THE ADVANTAGES OF THE PLAN?

         Participants in the Plan may:

               o have cash dividends on all or some of their shares of FPL Group common stock and/or FPL preferred stock automatically invested in common stock;

               o invest in additional shares of common stock by making optional cash purchases of not less than $100 per quarter to a maximum of $100,000 per calendar year, whether or not a participant has elected to have cash dividends automatically invested; or

               o invest all or some of their cash dividends and make optional cash payments.

         No brokerage commission or service fee is paid by participants in connection with purchases under the Plan.

         Full investment of funds is possible under the Plan because the Plan permits fractional shares, as well as full shares, to be credited to participants' accounts. In addition, fractional shares, as well as full shares, purchased with cash dividends will be credited to participants' accounts. FPL Group's agent for the Plan will provide simplified record-keeping through statements of participants' accounts. THESE STATEMENTS ARE PARTICIPANTS' CONTINUING AND PERMANENT RECORD OF THE COST OF PURCHASES AND SHOULD BE RETAINED FOR TAX PURPOSES. The Plan also provides that participants may send certificates for shares of FPL Group common stock held in their possession to FPL Group's agent for the Plan for safekeeping at no cost. See Question 21.

DISADVANTAGES

3.       WHAT ARE THE DISADVANTAGES OF THE PLAN?

         A participant will have no control over the prices at which shares are purchased or sold for his or her account, because:

               o purchases for the participant's account will be made during periods prescribed under the Plan. See Question 15; and

               o participants cannot designate a specific price or a specific date at which to sell shares or select the broker through which sales will be made. See Question 25.

Therefore, the participant will bear the risk of fluctuations in market price of FPL Group common stock.

ADMINISTRATION

4.       WHO ADMINISTERS THE PLAN?

         EquiServe Trust Company, N.A., or such other bank or trust company as FPL Group may from time to time designate (Agent), will administer the Plan and make purchases of shares as agent for participants. EquiServe, Inc., an affiliate of EquiServe Trust Company, N.A. and a transfer agent registered with the SEC, acts as service agent for EquiServe Trust Company, N.A. The Agent will keep a continuous record of each participant's activities and will send them a statement of account after any activity. Shares purchased under the Plan will be credited to each participant's account as maintained by the Agent until termination of participation in the Plan or receipt of an online, a telephonic or a written request by a participant to the Agent for all or part of his or her shares.

         Information about the Plan, the Agent or a participant's Plan account can be obtained by contacting the Agent online or by telephone or in writing.

Internet address:         Telephone number:  Mailing address:
http://www.equiserve.com  1-888-218-4392     EquiServe Trust Company, N.A.
                                             P.O. Box 43010
                                             Providence, Rhode Island 02940-3010

         When communicating with the Agent, participants should provide their account number and a daytime telephone number.

ELIGIBILITY

5.       WHO IS ELIGIBLE TO PARTICIPATE?

         All holders of record of shares of FPL Group common stock and/or shares of FPL preferred stock are eligible to participate in the Plan. If the common or preferred stock of a shareholder is registered in a name other than that of the shareholder (e.g., in the name of a broker or bank nominee), the shareholder who wants to participate in the Plan must become a shareholder of record by having all or a portion of his or her shares transferred to the shareholder's own name. Beneficial owners may transfer shares into their own names either by (i) directing their broker, bank or nominee to deliver certificates to them or (ii) beginning January 31, 2003, instructing their broker, bank or nominee to reregister their shares in electronic (book-entry) registration form through the Direct Registration System, specifying book-entry ownership. The Direct Registration System permits an investor to hold FPL Group common stock as the registered owner in electronic (book-entry) registration form on the stock transfer books of FPL Group. Please contact the Agent at the telephone number stated in Question 4 for more specific information on the Direct Registration System. Beneficial owners also may request the holder of record of their shares to participate on their behalf.

PARTICIPATION

6.       HOW DOES AN ELIGIBLE SHAREHOLDER ENROLL IN THE PLAN?

         An eligible holder of record of shares of FPL Group common stock may enroll in the Plan online, by telephone or by completing and returning an authorization form. An eligible holder of record of shares of FPL preferred stock may enroll in the Plan by telephone or by completing and returning an authorization form.

         ONLINE

         Beginning January 31, 2003, eligible holders of record of shares of FPL Group common stock can enroll online through the Agent's Internet site set forth in Question 4. At the time of enrolling online, a participant will be required to provide certain information in order to access his or her online account. All shareholders participating in the Plan will have online access to review their Plan transaction history and share position through the Internet. This information may be printed and retained for record-keeping purposes.

         TELEPHONE

         Eligible holders of record of shares of FPL Group common stock and/or FPL preferred stock can enroll by calling the Agent at the telephone number set forth in Question 4. At the time of enrolling over the telephone, a participant will be required to provide certain information to the Agent.

         MAIL

         Eligible holders of record of shares of FPL Group common stock and/or FPL preferred stock can enroll by completing an authorization form and returning it to the Agent at the address set forth in Question 4. An authorization form and a pre-addressed envelope for a holder of record may be obtained at any time by contacting the Agent at the address or telephone number stated in Question 4.

         IN ORDER TO PARTICIPATE IN THE PLAN FOR ANY GIVEN FPL GROUP COMMON STOCK OR FPL PREFERRED STOCK DIVIDEND PAYMENT DATE, A SHAREHOLDER MUST ENROLL IN THE PLAN ON OR BEFORE THE RECORD DATE FOR THAT DIVIDEND PAYMENT.

         When shares are registered in more than one name (i.e., joint tenants, trustees, etc.), all registered holders must enroll. When enrolling as an executor, administrator, trustee or guardian, or as attorney, the capacity must be specified during enrollment. For example, when an authorization form is signed by an executor, administrator, trustee or guardian, or as attorney, the capacity in which the form is signed must be specified. To enroll a corporate or organizational shareholder, an authorized officer or other official acting on behalf of the shareholder must identify such capacity. For example, an authorization form of a corporate or other organizational shareholder should be signed by an authorized officer or other official, identified as such.

7.       ARE CURRENT PLAN PARTICIPANTS REQUIRED TO RE-ENROLL IN THE AMENDED
         PLAN?

         The Plan has been amended effective as of January 31, 2003, and this prospectus describes the amended Plan. All holders of shares of FPL Group common stock and FPL preferred stock enrolled in the Plan as of that date will automatically continue to participate in the amended Plan, and their investment election will remain the same unless the participant notifies the Agent of any changes in his or her investment option. See Question 10.

8.       WHEN MAY A SHAREHOLDER JOIN THE PLAN?

         DIVIDEND REINVESTMENT

         A shareholder of record of FPL Group common stock must enroll in the Plan on or before the record date for a cash dividend on the common stock in order to begin the reinvestment of dividends payable on that dividend payment date. If enrollment occurs after the record date for a dividend payment date, reinvestment of dividends may be delayed until the dividend for the next quarter.

         Cash dividends on the shares of FPL Group common stock are normally payable on the 15th day of March, June, September and December. These common stock dividend payment dates are the Investment Dates. If the common stock dividend payment date should happen to fall on a weekend or holiday, the Investment Date will be the following business day. See "FPL Group Common Stock Dividends."

         A shareholder of record of FPL preferred stock must enroll in the Plan on or before the record date for a cash dividend on the preferred stock in order to begin the investment of dividends payable on that dividend payment date. If enrollment occurs after the record date for a dividend payment date, reinvestment of dividends may be delayed until the dividend for the next quarter.

         Cash dividends on shares of FPL preferred stock are normally payable on the first day of March, June, September and December.

         OPTIONAL CASH PAYMENTS (NO DIVIDEND REINVESTMENT)

         A shareholder of record who wants to enroll in the "Optional Cash Payments Only" option should:

               o enroll online (only available to holders of FPL Group common stock), by telephone or by returning their authorization form as set forth in Question 6, and

               o    send their cash payment,

so they are received by the Agent at least five business days, but not more than 30 days, before an Investment Date. Such funds will be invested as of that Investment Date (if shares are purchased from FPL Group) or during that Investment Period (if shares are purchased on the open market or through negotiated transactions). An Investment Period is the 30-day period beginning on the FPL Group common stock dividend payment date. See Questions 16 and 17.

9.       WHAT DO THE VARIOUS FORMS OF ENROLLMENT PROVIDE?

         The various forms of enrollment set forth in Question 6 allow shareholders to decide the extent to which they want to participate in the Plan. A shareholder may indicate during enrollment whether he or she wants to:

               o invest cash dividends paid on all of his or her shares of FPL Group common stock or of FPL preferred stock;

               o invest cash dividends paid on some of his or her shares of FPL Group common stock or FPL preferred stock; and/or

               o participate in the Plan by making optional cash payments within the limits described in Question 17.

         If a signed authorization form is returned to the Agent without any of the options selected, the shareholder will be enrolled under the "Full Dividend Reinvestment" option. If a signed authorization form is returned to the Agent with the "Partial Dividend Reinvestment" option selected but without the number of shares designated, the form will be returned to the shareholder for completion.

         If a participant elects the "Partial Dividend Reinvestment" option, the participant must specify the number of shares on which dividends will be paid in cash. Dividends on the participant's remaining shares will be reinvested to purchase shares of FPL Group common stock.

         If a participant elects the "Optional Cash Payments Only" option, the participant will continue to receive cash dividends on his or her shares, including those shares held by the participant outside the Plan and on shares credited to the participant's Plan account. The Agent will apply any optional cash payment to the purchase of shares of FPL Group common stock under the Plan.

         If a shareholder does not enroll under the Plan, he or she will receive cash dividends declared as usual, by check mailed to the participant's address of record or, upon the participant's request, by electronic deposit into a participant's account at a United States financial institution.

10.      HOW MAY A PARTICIPANT CHANGE OPTIONS UNDER THE PLAN?

         A participant may change his or her investment option by contacting the Agent online beginning January 31, 2003, by telephone, or by completing and returning a new authorization form as set forth in Question 6.

         Any change of enrollment option made online, by telephone or by a new authorization form must be received by the Agent on or before the record date for an FPL Group common stock or FPL preferred stock dividend, as the case may be, in order to be sure it is effective on the related dividend payment date.

EXPENSES

11. ARE THERE ANY EXPENSES TO PARTICIPANTS IN CONNECTION WITH PURCHASES, SALES OR OTHER SERVICES UNDER THE PLAN?

         The costs of administration of the Plan will be paid by FPL Group. There will be no brokerage commissions or service fees to participants for the purchase of FPL Group common stock through the Plan. However, in the event shares of a participant are sold by the Agent, the participant will be charged a service fee, beginning January 31, 2003 (currently $15.00, subject to change) and a brokerage commission (currently $0.12 per share sold, subject to change) on the sale, as well as any transfer tax, if applicable. See Question 25.

         Participants will be charged a $25.00 returned funds fee for any optional cash payment returned unpaid for any reason, whether the investment was made by check or by attempted automatic deduction from a bank account. In addition, if an optional cash payment is applied to purchase shares before a check or attempted automatic deduction is rejected, the purchased shares will be sold and the returned funds fee will be charged against the value of the shares in the participant's account. See Question 17.

PURCHASES

12.      WHAT IS THE SOURCE OF SHARES PURCHASED UNDER THE PLAN?

         Shares purchased under the Plan may come from:

               o FPL Group's authorized but unissued shares or treasury shares of common stock;

               o shares purchased through the Agent on the open market or through negotiated transactions; or

               o    a combination of the foregoing.

         The decision by FPL Group whether shares are purchased directly from FPL Group, on the open market or through negotiated transactions will take into account FPL Group's need for common equity, general market conditions, and any other factors considered to be relevant. No participant shall have any authority or power to direct the date or sale price at which the common stock may be purchased.

13. WHAT WILL BE THE PRICE OF SHARES OF FPL GROUP COMMON STOCK PURCHASED UNDER THE PLAN?

         SHARES PURCHASED FROM FPL GROUP

         The price of common stock purchased from FPL Group, where such shares are authorized but unissued shares or treasury shares, will be the average of the daily high and low sale prices of the common stock as reported on the consolidated tape for New York Stock Exchange listed companies, administered by the Consolidated Tape Association, for the period of the last three days on which the common stock was traded immediately preceding the Investment Date.

         SHARES PURCHASED ON THE OPEN MARKET OR THROUGH NEGOTIATED TRANSACTIONS

         The price of shares purchased on the open market or through negotiated transactions will be the weighted average price paid for all shares purchased through the Agent for the Plan during the Investment Period.

14.      HOW MANY SHARES OF FPL GROUP COMMON STOCK WILL BE PURCHASED FOR
         PARTICIPANTS?

         The number of shares to be purchased depends on the amount of the participant's reinvested cash dividends, optional cash payments, or both, and on the price of the shares of common stock. A participant may not designate the exact number of shares to be purchased. Each participant's account will be credited with a number of shares, including fractions (currently calculated to three decimal places, subject to change) equal to the total amount invested divided by the purchase price per share.

15.      WHEN WILL PURCHASES OF SHARES OF FPL GROUP COMMON STOCK BE MADE?

         SHARES PURCHASED FROM FPL GROUP

         Purchases of shares of common stock from FPL Group will be made as of the Investment Dates and will be credited to the participants' accounts on the Investment Date. The Investment Dates are the common stock dividend payment dates. Cash dividends on the shares of FPL Group common stock are normally payable on the 15th day of March, June, September and December. If the common stock dividend payment date should happen to fall on a weekend or holiday, the Investment Date will be the following business day. See "FPL Group Common Stock Dividends."

         SHARES PURCHASED ON THE OPEN MARKET OR THROUGH NEGOTIATED TRANSACTIONS

         In the event FPL Group instructs the Agent to purchase shares on the open market or through negotiated transactions, shares of common stock will be purchased as soon as possible within the Investment Period, subject to any applicable requirements of federal or state securities laws affecting the timing and manner of purchases of common stock for the Plan. An Investment Period is the 30-day period beginning on the FPL Group common stock dividend payment date. Shares purchased on the open market or through negotiated transactions will be credited to participants' accounts as of the last day of the Investment Period or as of the date on which all purchases for the Investment Period are completed.

         Purchases of shares through the Agent are subject to any limitations imposed by federal or state securities laws. No participant will have any discretion as to all matters relating to open market and negotiated purchases, including determination of the number of shares, if any, to be purchased on any day or at any time of day, the price to be paid for such shares, the markets on which such shares are to be purchased (including on any securities exchange, in the over-the-counter market or through negotiated transactions) and the persons (including brokers and dealers) from or through whom purchases are made.

         NO INTEREST WILL BE PAID BY FPL GROUP, FPL OR THE AGENT ON CASH DIVIDENDS OR OPTIONAL CASH PAYMENTS HELD PENDING INVESTMENT.

OPTIONAL CASH PAYMENTS

16.      HOW DO OPTIONAL CASH PAYMENTS WORK?

         Optional cash payments can be made only in United States dollars. Optional cash payments received from a participant at least five business days prior to an Investment Date will be applied by the Agent to the purchase of additional shares of common stock as of that Investment Date (with respect to shares purchased from FPL Group) or during the Investment Period (with respect to shares purchased on the open market or through negotiated transactions). Optional cash payments received less than five business days prior to the Investment Date and more than 30 days prior to the next Investment Date will be returned to the participant. Since no interest will be paid by FPL Group, FPL or the Agent on optional cash payments held pending their investment, participants are strongly urged to make their optional cash payments shortly before an Investment Date. However, participants should allow sufficient time to ensure that their payment is received by the Agent at least five business days prior to the Investment Date. A shareholder may participate in the Plan even if he or she wishes to invest only optional cash payments without reinvesting dividends.

         Shareholders will not receive dividends on shares purchased with an optional cash payment until the dividend payment date following the purchase. For example, if an optional cash payment is made between February 15 and March 10, 2003, it will be invested in shares of FPL Group common stock on March 15 (or the next business day) if the shares are purchased directly from FPL Group. If the shares are purchased on the open market or through negotiated transactions through the Agent, it will be invested in shares within 30 days after March 15. Dividends will be paid on those shares commencing with the June 15 dividend payment.

17.      HOW MAY OPTIONAL CASH PAYMENTS BE MADE?

         Optional cash payments may be made quarterly. It is not necessary to send the same amount of money each quarter, and there is no obligation to make an optional cash payment for each or any Investment Date. See Question 16 for the timing of cash payments.

         AUTOMATIC QUARTERLY DEDUCTIONS

         Beginning January 31, 2003, participants can purchase additional common stock through an automatic quarterly deduction from an account at a United States financial institution that is a member of the National Automated Clearing House Association. Participants can enroll in this feature by completing an Automatic Investment Enrollment Form and returning it by mail to the Agent, along with a voided blank check (if a checking account) or deposit slip (if a savings account) for account number verification. Automatic Investment Enrollment Forms may be obtained at any time by contacting the Agent.

         Participants should allow approximately 30 days for the Agent to establish an automatic quarterly deduction. Once established, the requested dollar amount will be electronically deducted from the designated United States bank account on the first business day of each month in which FPL Group will pay a common stock dividend. Those funds will be commingled with all other optional cash payments and invested in additional shares of common stock on the Investment Date (with respect to shares purchased from FPL Group) or during the Investment Period (with respect to shares purchased on the open market or through negotiated transactions).

         In order to terminate participation in the automatic deduction feature or change the dollar amount to be withdrawn, participants should notify the Agent in writing. See Question 4 for mailing information. Such requests will be effective for a particular deduction provided the Agent receives the request at least seven business days prior to the debit date. Requests received less than seven business days prior to the debit date may not take effect until the following quarter.

         Requests to change bank specific information (i.e., bank routing number or account number) may be made in writing to the Agent and must be received by the Agent 30 days prior to the debit date. Such requests received less than 30 days prior to the debit date may not take effect until the following quarter.

         CHECK PAYMENTS

         Once a dividend reinvestment statement has been received, a cash remittance slip, attached to the statement, may be used for making optional cash payments. If a cash remittance slip is not available, participants, when mailing a check, should notify the Agent that the funds are to be used to purchase additional FPL Group common stock for their FPL Group dividend reinvestment account. Checks should be drawn against United States banks, in United States dollars and made payable to "EquiServe--FPL Group." The participant should include his or her Plan account number on his or her check. Checks should be mailed directly to the Agent at the address set forth in Question 4 and not to FPL Group or FPL.

         The Agent will not accept cash, traveler's checks, money orders or third party checks.

         MINIMUM AND MAXIMUM LIMITS AND REFUNDS

         The minimum optional cash payment is $100 per quarter. FPL Group reserves the right to refuse cumulative optional cash payments in excess of $100,000 per participant for any calendar year. In the event it exercises this right, the amount of the optional cash payment in excess of $100,000 will be returned to the participant without interest. Optional cash payments will be refunded prior to their investment if a request for refund, by telephone or in writing, is received by the Agent from the participant at least five business days prior to an Investment Date.

         UNCOLLECTED OPTIONAL CASH PAYMENTS

         In the event that any check or any automatic deduction is returned unpaid for any reason, the Agent will consider the request for investment of such money null and void and shall immediately remove from the participant's account shares, if any, purchased upon the prior credit of such money. The Agent shall then be entitled to sell these shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Agent shall be entitled to sell additional shares from the participant's account to satisfy the uncollected balance. The Agent will also charge a $25.00 returned funds fee for an optional cash payment returned unpaid for any reason, whether the investment was made by check or by attempted automatic deduction from a bank account. This fee will be collected by the Agent through the sale of the number of shares from the participant's Plan account as necessary to satisfy the fee.

ONLINE SERVICES

18.      WHAT TRANSACTIONS CAN I CONDUCT THROUGH THE AGENT'S INTERNET SITE?

         The Agent offers participants a convenient way to invest in FPL Group common stock online. Beginning January 31, 2003, through the Agent's Internet site, a holder of FPL Group common stock may:

               o    enroll in the Plan; and

               o authorize the reinvestment of his or her FPL Group common stock cash dividends;

         and a participant may:

               o review and manage his or her Plan account at his or her convenience;

               o arrange for sales of some or all of his or her shares of common stock;

               o request the issuance of a stock certificate for some or all of his or her shares of common stock; and

               o arrange to receive FPL Group proxy material and other material sent to shareholders over the Internet.

         Participation in the Plan through the Agent's online services is voluntary. A holder of FPL preferred stock must enroll by mail or telephone. A participant can access such services at the Agent's Internet site. See Question 4.

REPORTS TO PARTICIPANTS

19.      WHAT KIND OF REPORTS WILL BE SENT TO PARTICIPANTS IN THE PLAN?

         A statement of account will be sent to each participant as soon as practicable following any account activity. These statements are the participants' continuing and permanent record of the cost of purchases and should be retained for tax purposes. The statement will indicate the number of shares purchased, the price per share paid and will include any applicable tax information pertaining to the participant's Plan account. Participants should be aware that it is important to retain all statements received as there could be a fee incurred when requesting the Agent to supply historical statement information.

         In addition, participants will receive copies of all communications sent to all holders of FPL Group common stock, including the annual report, the notice of annual meeting and proxy statement, and any reports or informational statements required by the Internal Revenue Service.

CREDITING OF CASH DIVIDENDS

20. HOW WILL CASH DIVIDENDS ON SHARES HELD IN PARTICIPANTS' PLAN ACCOUNTS BE CREDITED?

         FPL Group will pay cash dividends, as declared, on shares of its common stock held in participants' Plan accounts. For participants other than those making only optional cash payments, cash dividends, as specified by participants, will be reinvested in additional shares. The Agent will credit the shares purchased with those dividends to participants' accounts (currently calculated to three decimal places, subject to change) on the basis of full and fractional shares held in their accounts. Participants making only optional cash payments will have all cash dividends paid to them. See "FPL Group Common Stock Dividends."

SAFEKEEPING OF CERTIFICATES

21. MAY A SHAREHOLDER SEND CERTIFICATES FOR FPL GROUP COMMON STOCK HELD IN HIS OR HER POSSESSION TO THE AGENT FOR SAFEKEEPING?

         Yes. Participants may send certificates for shares of FPL Group common stock held in their possession to the Agent for safekeeping at no cost. Participants who want the Agent to hold certificates for safekeeping should send unendorsed certificates to the Agent accompanied by a letter of instruction. All certificates should be sent to the address stated in Question 4 by registered mail, return receipt requested, and insured for possible mail loss of 2% of the market value (minimum of $20.00). This insurance covers the cost to a participant to have the certificates replaced if the Agent does not receive them, but in no way protects against any loss resulting from fluctuations in the value of such shares from the time the participant mails the certificates until such time as replacement can be effected. These shares will be combined with those full and fractional shares acquired under the Plan by a participant and credited in electronic book-entry form to the participant's account with the Agent. Shortly thereafter, the participant will receive a statement showing his or her combined holdings. The Agent will treat these shares in the same manner as shares purchased for the participant's account.

CERTIFICATES FOR SHARES AND RIGHTS

22. WILL CERTIFICATES BE ISSUED FOR SHARES OF FPL GROUP COMMON STOCK PURCHASED BY PARTICIPANTS?

         Certificates for shares of FPL Group common stock purchased under the Plan normally will not be issued to participants. Shares purchased will be registered in the name of the participant beginning January 31, 2003 and credited in electronic book-entry form to the participant's account on the Agent's records. Credit for shares purchased will be shown on each participant's statement of account. This additional service protects against loss, theft or destruction of stock certificates.

         Certificates for any number of full shares credited to a participant's account under the Plan will be issued upon the participant's online, telephonic, or written request to the Agent. Any dividends on newly certificated shares will continue to be either reinvested, or paid in cash, as previously specified by the participant. Any remaining full shares and fractional share will continue to be credited to the participant's account. If a participant requests a certificate for all shares credited to his or her account, a certificate will be issued for all the full shares and a cash payment will be made for the value of any fractional share based upon the then-current market price (as described in Question 26), less any brokerage commission. A certificate for a fractional share will not be issued under any circumstances. See Question 28 for information on withdrawal from the Plan, and Question 27 for information on partial withdrawals.

         Shares credited to the account of a participant may not be pledged. A participant who wishes to pledge such shares must withdraw them from the Plan by requesting that a certificate for such shares be issued in his or her name.

23.      ARE SEPARATE CERTIFICATES ISSUED FOR THE RIGHTS?

         Until the Distribution Date (as defined in "Description of Common Stock--Preferred Share Purchase Rights" below), separate certificates for the Rights will not be issued and the Rights will be evidenced by a notation in the Agent's records for shares of common stock held in electronic book-entry form.

24. IN WHOSE NAME WILL CERTIFICATES FOR SHARES OF FPL GROUP COMMON STOCK BE REGISTERED WHEN ISSUED?

         Accounts under the Plan are maintained in the same name(s) in which share certificates of participants are registered at the time the participants entered the Plan. Certificates for full shares of FPL Group common stock will be so registered when issued, except in instances such as death. Upon written request of a participant to the Agent, certificates also can be registered and issued in names other than the account name(s) subject to compliance with any applicable laws and the payment by the participant of any applicable taxes, provided that the request bears the signature of the participant with the corresponding Medallion Guarantee and the applicable transfer documents are provided. Medallion Guarantees are provided by banks, brokerage firms or other financial institutions that are members of the Medallion Signature Guarantee Program.

SALES AND TRANSFERS

25. HOW CAN A PARTICIPANT SELL OR TRANSFER SHARES CREDITED TO HIS OR HER ACCOUNT UNDER THE PLAN?

         A participant may request to sell or transfer (subject to pledge restrictions set forth in Question 22) all or a portion of the shares credited to his or her account under the Plan at any time by contacting the Agent. Only full shares may be sold when making a partial sale.

         If the market value of a sale is expected to be less than $100,000, a participant may request the sale by logging on to the Agent's Internet site stated in Question 4 beginning January 31, 2003, or calling the Agent at the telephone number stated in Question 4. If the market value of a sale is expected to exceed $100,000, the participant must submit a written request to the Agent at the address stated in Question 4. This limitation is set to protect participants' accounts against unauthorized sales. In addition, the Agent, for any reason at its sole discretion and at any time, has the right to decline to process a sale request by telephone or through the Internet and in its place require written submission of the sale request. If a participant wishes to sell shares within 30 days following a change of address, such request must be submitted in writing. See Question 28.

         No participant shall have any authority or power to direct the date or sales price at which common stock may be sold or the selection of the broker(s) or dealer(s) through which sales will be made. The Agent processes sales requests daily. It is expected that the sale will be made within five trading days after receipt by the Agent of the request. The participant will receive the proceeds of the sale, less a service fee, beginning January 31, 2003 (currently $15.00, subject to change) and a brokerage commission (currently $0.12 per share sold, subject to change) as well as any transfer tax.

         Selling participants should be aware that FPL Group common stock prices may decline during the period between a request for sale, its receipt by the Agent and the ultimate sale on the open market which is expected to be within five trading days after receipt of the request. This risk should be evaluated by the participant and is a risk borne solely by the participant.

         No check will be mailed prior to settlement of funds from the brokerage firm. Currently, settlement occurs three business days after the sale of shares.

26. WHAT HAPPENS WHEN A PARTICIPANT SELLS OR TRANSFERS SHARES NOT CREDITED TO HIS OR HER ACCOUNT UNDER THE PLAN?

         If a participant sells or transfers shares of FPL Group common stock and/or FPL preferred stock held outside of his or her Plan account, the Agent will continue to reinvest the cash dividends or pay dividends in cash, as previously designated by the participant, on the participant's remaining shares, including both shares held outside of his or her Plan account and shares credited to the participant's account under the Plan until notified by the participant that he or she wishes to completely withdraw from the Plan.

         If a participant enrolled in the "Optional Cash Payments Only" option disposes of shares of FPL Group common stock and/or FPL preferred stock held outside of his or her Plan account, the Agent will continue to pay cash dividends to the participant on any remaining shares held outside of his or her Plan account and any shares credited to his or her Plan account until notification is received by the Agent that the participant wishes to completely withdraw from the Plan.

         However, if a participant has only a fractional share of stock credited to his or her account on the record date for any cash dividend on FPL Group common stock, FPL Group reserves the right not to reinvest any additional dividends on such fractional share. If FPL Group exercises this right, the participant will receive a cash adjustment representing such fractional share, plus the amount of the cash dividend on such fraction. The cash payment for the fractional share will be based on the closing price of FPL Group common stock as reported on the Consolidated Tape for New York Stock Exchange listed companies on the applicable Investment Date or the first preceding date on which such a closing price is so reported.

         If a participant who is receiving a portion of dividends in cash disposes of a number of shares held outside of his or her Plan account resulting in a total of the remaining shares (both shares held outside of his or her Plan account and/or shares credited to the participant's Plan account) which is less than the number of shares on which the Agent has been instructed to pay dividends in cash, the Agent shall then pay cash dividends to the participant on the remaining shares.

PARTIAL WITHDRAWAL OF SHARES

27. HOW CAN A PARTICIPANT WITHDRAW A PART OF THE SHARES CREDITED TO HIS OR HER ACCOUNT UNDER THE PLAN?

         A participant may request to withdraw a portion of the shares credited to his or her account under the Plan at any time by contacting the Agent and requesting the shares to (i) be sold as set forth in Question 25, (ii) be transferred as set forth in Questions 24 and 25, (iii) be issued in certificate form as set forth in Question 22, or (iv) continue to be held in electronic book-entry form but not under the Plan.

         Withdrawing shares from a Plan account does not affect the dividend reinvestment option (for example, dividends will continue to be invested or paid in cash on the remaining shares in the Plan account as previously designated) unless the participant withdraws all of the shares held in his or her Plan account.

WITHDRAWAL FROM THE PLAN

28.      HOW DOES A PARTICIPANT WITHDRAW FROM THE PLAN?

         Since participation in the Plan is entirely voluntary, a participant may withdraw from it at any time.

         To withdraw from the Plan, a participant must notify the Agent online, by telephone or in writing that he or she wishes to withdraw. When a participant withdraws from the Plan or upon termination of the Plan by FPL Group, he or she may instruct the Agent online (beginning January 31, 2003), by telephone or in writing (subject to sale limitations set forth in Question 25) to:

               o issue certificates for full shares credited to his or her account under the Plan and remit to the participant a check for any fractional share and for any optional cash payments which have not been invested;

               o continue to credit all full shares and any fractional share in electronic book-entry form in the participant's Plan account and remit to the participant a check for any optional cash payments which have not been invested;

               o sell all of the shares, both full and fractional, credited to the participant's account under the Plan and remit to the participant a check for the net proceeds of the sale plus the value of any fractional share and a separate check for any optional cash payments which have not been invested; or

               o sell a portion of the shares credited to the participant's account under the Plan, issue a certificate for any remaining full shares, and remit to the participant a check for any fractional share and a separate check for any optional cash payments which have not been invested. Or, sell a portion of the shares credited to the participant's account, continue to credit any remaining full and fractional shares in electronic book-entry form in the participant's account and remit to the participant a check for the net proceeds of the sale and a separate check for any optional cash payments which have not been invested. If the participant is requesting the sale of a portion of his or her shares, the request must indicate the exact number of shares and not the dollar amount. Any request that does not clearly indicate the number of shares to be sold will be denied by the Agent with no action taken.

         The cash payment for any fractional share will be based on the then-current market price of FPL Group common stock (as described in Question
26), less any brokerage commission. See Question 4 regarding online, telephone and written instructions to the Agent, and Question 25 for additional information on sales of shares.

29.      WHEN MAY A PARTICIPANT WITHDRAW FROM THE PLAN?

         A participant may cancel and shall be deemed to have canceled his or her participation in the Plan as of an Investment Date if a notice of withdrawal from the Plan online, by telephone or in writing is received by the Agent from the participant at least five business days prior to the related dividend payment date. All subsequent dividends will be paid in cash unless the participant re-enrolls in the Plan. If the notice of withdrawal is received by the Agent less than five business days prior to the related dividend payment date, it may not be effective until the following Investment Date. Optional cash payments which have not been invested will be refunded if a request by telephone or in writing for refund or withdrawal from the Plan is received by the Agent from the participant at least five business days prior to an Investment Date.

OTHER INFORMATION

30. IF FPL GROUP HAS A RIGHTS OFFERING, HOW WILL A PARTICIPANT'S ENTITLEMENT BE COMPUTED?

         A rights offering takes place when FPL Group issues to the existing shareholders the right to purchase additional shares of common stock in proportion to the shares they already own. A participant's entitlement in a rights offering will be based upon the participant's total holdings. Rights will be issued for the number of full shares only, unless rights for one or more full shares in lieu of any fractional share interest are issued. Any rights based on a fractional share not so provided for will be sold for a participant's account by the Agent and a check for the net proceeds of the sale will be sent to the participant.

         A rights offering is not related to the Rights attached to the shares of FPL Group common stock. See "Description of Common Stock--Preferred Share Purchase Rights" below.

31.      WHAT HAPPENS IF FPL GROUP ISSUES A STOCK DIVIDEND OR DECLARES A STOCK
         SPLIT?

         All shares of common stock distributed as a result of a stock dividend or a stock split on a participant's shares, whether held outside the Plan or credited to the participant's Plan account, will be credited to the participant's Plan account. Any Rights attached to common stock will be adjusted in the event of a stock dividend or stock split. As soon as practicable after the declaration of a stock dividend or stock split, a statement will be sent to each participant which will indicate the number of shares of common stock and Rights attached thereto credited to each participant's account, in electronic book-entry form, under the Plan as a result of the stock dividend or stock split.

32.      HOW WILL A PARTICIPANT'S SHARES BE VOTED AT MEETINGS OF SHAREHOLDERS?

         For each shareholders' meeting, a participant will receive a single proxy covering the total number of full shares of FPL Group common stock held--both the shares registered in the participant's name which are held outside of his or her Plan account and those shares credited to the participant's Plan account. If the proxy is returned properly signed and marked for voting, all of the shares will be voted as marked. Also, the total number of shares held may be voted in person at a shareholders' meeting.

         If a proxy is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of the participant's full shares--both the shares registered in the participant's name which are held outside of his or her Plan account and those shares credited to the participant's Plan account--will be voted in accordance with the recommendations of FPL Group's Board of Directors. If the proxy is not returned, or if it is returned unsigned or improperly signed, none of the participant's shares covered by such proxy will be voted unless the participant votes in person at the meeting.

33.      MAY THE PLAN BE CHANGED OR DISCONTINUED?

         FPL Group reserves the right to modify, amend, suspend, or terminate the Plan, or to change the Agent administering the Plan, at any time. Notice of any such modification, amendment, suspension, termination, or change of Agent will be sent to all participants. In the event of termination, FPL Group may instruct the Agent to either issue certificates for all full shares credited to the participant's account or continue to credit such shares in book-entry form to the participant's account. In the former case, a check for the then-current market value of any fractional share will be delivered to the participant.

34.      WHAT IS THE RESPONSIBILITY OF FPL GROUP, FPL AND THE AGENT UNDER THE
         PLAN?

         In administering the Plan, FPL Group, FPL and the Agent will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of the failure to cease reinvestment of cash dividends for a participant's account upon an occurrence such as the participant's death prior to the receipt of written notice of the death, or with respect to the prices at which shares are purchased or sold for the participant's account and the times when such purchases or sales are made, or with respect to any fluctuation in the market value after purchase or sale of shares.

         FPL Group, FPL and the Agent cannot assure a participant of a profit or protect the participant against a loss on the shares of common stock purchased by a participant under the Plan. A PARTICIPANT PARTICIPATES IN THE PLAN AT HIS OR HER SOLE DISCRETION, RISK AND RESPONSIBILITY.

         The terms and conditions of the Plan and its operation shall be governed by and construed in accordance with the laws of the State of Florida. FPL Group reserves the right to interpret and regulate the Plan as may be necessary or desirable in connection with the operation of the Plan.

                                 USE OF PROCEEDS

         The net proceeds from the purchase of common stock directly from FPL Group will be added to FPL Group's general funds. FPL Group uses its general funds for corporate purposes, including to provide funds for its subsidiaries. FPL Group will receive no proceeds from open market or negotiated purchases made through the Agent for the Plan. FPL Group does not know either the number of shares that will ultimately be sold under the Plan or the prices at which such shares will be sold.

                         FEDERAL INCOME TAX CONSEQUENCES

         The following description is only a summary and does not purport to be a complete description of all tax consequences of participation in the Plan. The description may be affected by future legislation, Internal Revenue Service rulings and regulations, or court decisions. Accordingly, Plan participants should consult with their own tax advisors with respect to the federal, state and local tax consequences of participation in the Plan. Except as provided below, the federal income tax consequences to a participant (including a participating corporate shareholder) in the Plan, as of the date of this prospectus, may be summarized as follows:

               (1) With respect to reinvested cash dividends used to purchase authorized but unissued shares or treasury shares of common stock from FPL Group, a participant will be treated for federal income tax purposes as having received a distribution in an amount equal to the fair market value of the number of shares (including fractional shares) of common stock purchased with such reinvested cash dividends on the common stock dividend payment date. This distribution will be treated as dividend income to the participant to the extent of the current and accumulated earnings and profits of FPL Group, as determined for federal income tax purposes, and as reported as such on Form 1099-DIV. The participant's basis in the shares so purchased will be equal to the fair market value of such shares on the dividend payment date.

               (2) With respect to reinvested cash dividends used through the Agent to purchase shares of common stock on the open market or through negotiated transactions, a participant will be treated for federal income tax purposes as having received a distribution in an amount equal to the cash dividends reinvested plus a proportionate share of any brokerage commissions paid by FPL Group to obtain the shares. This distribution will be treated as dividend income to the participant to the extent of the current and accumulated earnings and profits of FPL Group, as determined for federal income tax purposes, and as reported as such on Form 1099-DIV. The participant's basis in the shares so purchased will be equal to the amount treated as a dividend distribution to such participant.

               (3) A participant who purchases common stock with optional cash payments will recognize no taxable income upon such purchase except to the extent of the proportionate share of any brokerage commissions paid by FPL Group to obtain such shares, which amount will be treated as dividend income to the participant to the extent of the current and accumulated earnings and profits of FPL Group, as determined for federal income tax purposes, and as reported as such on Form 1099-DIV. The basis of shares purchased in this manner will be the amount of the optional cash payment plus any brokerage commissions reported on Form 1099-DIV.

               (4) The full amount of the dividend income is taxable to a participant, except that in the case of a corporate shareholder such participant is eligible for a dividends received deduction equal to 70% of the dividends received, and if the corporate shareholder owns 20% or more of the voting power and value of FPL Group's common stock, the dividends received deduction is equal to 80% of the dividends received.

               (5) A participant's holding period for shares of common stock acquired pursuant to the Plan will begin on the day following the date the shares are credited to the participant's account.

               (6) A participant will not realize taxable income as a result of receipt of certificates for full shares of common stock credited to the participant's account, either upon the participant's request for those shares or upon withdrawal from participation in, or termination of, the Plan.

               (7) A participant will realize gain or loss when the shares of common stock held in his or her Plan account are sold or exchanged and, in the case of a fractional share, when the participant receives a cash payment for a fraction of a share of common stock credited to the participant's account upon termination of participation in, or termination of, the Plan. The amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis thereof.

               (8) For participants who are subject to "backup" withholding, the Agent will invest in shares of common stock an amount equal to the cash dividends less the amount of tax required to be withheld. Backup withholding, generally, will apply if a participant (a) fails to furnish his or her taxpayer identification number (TIN), which for an individual is either his or her social security number (SSN) or individual taxpayer identification number (ITIN), (b) furnishes an incorrect TIN, (c) has been notified previously by the Internal Revenue Service that he or she has failed to report properly payments of interest and dividends, or (d) has failed to certify that he or she is not subject to backup withholding.

         Certain individual participants may have received during calendar years 1982 through 1985 "qualified reinvested dividends" of up to $750 per year ($1,500 in the case of a joint return) which they did not include in gross income. No shares of FPL Group common stock purchased with reinvested dividends after 1985 qualify for this exclusion. Shares of common stock treated as "qualified reinvested dividends" during the years 1982 through 1985 have a zero tax basis.

         In general, when the shares are sold, the gain realized upon the sale of the shares will be treated as long term capital gain if the shares were held for more than one year from the date of acquisition. For sales after May 6, 1997, long term capital gains in the case of individual shareholders are subject to a maximum tax rate of 20% (10% for individuals in the 10% or 15% tax bracket). A special lower rate of 18% (8% for individuals in the 10% or 15% tax bracket) applies to sales of shares of FPL Group common stock after December 31, 2000, if the shares are held for more than five years. However, the date the five-year holding period starts is different for individuals in a 10% or 15% tax bracket than for individuals in higher brackets. If the individual is in either the 10% or 15% tax bracket, the holding period for this special five-year rule begins on the day following the date the shares are credited to the participant's account, but if the individual is in a bracket higher than 15%, the five-year holding period only applies to shares of FPL Group common stock credited to the participant's account after December 31, 2000.

         The description of the federal income tax consequences of participation in the Plan assumes that the Rights are not currently exercisable.

         The taxation of foreign shareholders is complicated, and, except as noted, is not discussed in this prospectus. Accordingly, Plan participants should consult with their own tax advisors with respect to federal and foreign tax consequences of participation in the Plan.

         In the case of those foreign holders of shares of FPL Group common stock and/or FPL preferred stock whose dividends are subject to United States income tax withholding, the Agent will invest in shares of common stock an amount equal to the dividends less the amount of tax required to be withheld. The Plan account statements confirming purchases made for foreign participants will indicate the amount of tax withheld.

         Foreign shareholders who enroll in the Plan under the "Optional Cash Payments Only" option will continue to receive cash dividends, less amounts withheld, on shares held outside their Plan accounts as well as on shares credited to their Plan accounts in the same manner as if they were not participating in the Plan. Optional cash payments received from them must be in United States dollars and will be invested in the same manner as payments from other participants.


                           DESCRIPTION OF COMMON STOCK

         GENERAL. The following statements describing FPL Group's common stock are not intended to be a complete description. They are qualified in their entirety by reference to FPL Group's Restated Articles of Incorporation (Charter) and its bylaws, and where applicable, to the Restated Articles of Incorporation of Florida Power & Light Company, and to the Mortgage and Deed of Trust, dated as of January 1, 1944, between Florida Power & Light Company and Deutsche Bank Trust Company Americas, as Trustee, as amended and supplemented (the Mortgage). Reference is also made to the laws of the State of Florida.

         FPL Group's authorized capital stock consists of 300,000,000 shares of common stock, $.01 par value, and 100,000,000 shares of serial preferred stock, $.01 par value. As of December 20, 2002, 182,657,692 shares of common stock were issued and outstanding and no shares of serial preferred stock were issued and outstanding. See "Description of Common Stock--Preferred Share Purchase Rights" below. FPL Group common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto. The outstanding shares of common stock are, and when issued the shares offered hereby will be, fully paid and nonassessable.

         All outstanding FPL Group common stock is listed on the NYSE and trades under the symbol "FPL." The registrar and transfer agent for the FPL Group common stock is EquiServe Trust Company, N.A.

         A number of provisions that are in FPL Group's Charter and bylaws will make it difficult for another company to acquire FPL Group and for a holder of FPL Group common stock to receive any related takeover premium for its shares. See "--Voting Rights and Non-Cumulative Voting" and "--Preferred Share Purchase Rights" below.

         DIVIDEND RIGHTS. Each share of common stock is entitled to participate equally with respect to dividends declared on the common stock out of funds legally available for the payment thereof.

         The Charter of FPL Group does not limit the dividends that can be paid on the common stock. However, as a practical matter, the ability of FPL Group to pay dividends on the common stock is dependent upon dividends paid to it by its subsidiaries, primarily FPL. FPL's ability to pay dividends is limited by restrictions contained in FPL's Restated Articles of Incorporation and in the Mortgage. However, these restrictions do not currently limit FPL's ability to pay dividends to FPL Group from its retained earnings.

         VOTING RIGHTS AND NON-CUMULATIVE VOTING. In general, the holders of FPL Group common stock are entitled to one vote per share for the election of directors and for other corporate purposes. The Charter:

               (1) permits the shareholders to remove a director only for cause and only by the affirmative vote of 75% in voting power of the outstanding shares of common stock and other outstanding voting stock, voting as a class;

               (2) provides that a vacancy on the Board of Directors may be filled only by the remaining directors;

               (3) permits shareholders to take action only at an annual meeting, or a special meeting duly called by certain officers, the Board of Directors or the holders of a majority in voting power of the outstanding shares of voting stock entitled to vote on the matter;

               (4) requires the affirmative vote of 75% in voting power of the outstanding shares of voting stock to approve certain Business Combinations (as defined below) with an Interested Shareholder (as defined below) or its affiliate, unless approved by a majority of the Continuing Directors (as defined below) or, in certain cases, unless certain minimum price and procedural requirements are met; and

               (5) requires the affirmative vote of 75% in voting power of the outstanding shares of voting stock to amend the bylaws or to amend certain provisions of the Charter including those provisions discussed in (1) through (4) above.

         Such provisions may have significant effects on the ability of the shareholders to change the composition of an incumbent Board of Directors or to benefit from certain transactions which are opposed by an incumbent Board of Directors.

         The term "Interested Shareholder" is defined in the Charter to include a security holder who owns 10% or more in voting power of the outstanding shares of voting stock, and the term "Continuing Director" is defined in the Charter to include any director who is not an affiliate of an Interested Shareholder. The above provisions dealing with Business Combinations involving FPL Group and an Interested Shareholder may discriminate against a security holder who becomes an Interested Shareholder by reason of the beneficial ownership of such amount of common or other voting stock. The term "Business Combination" is defined in the Charter to include:

               (1) any merger or consolidation of FPL Group or any direct or indirect majority-owned subsidiary with (a) an Interested Shareholder or (b) any other corporation which is, or after such merger or consolidation would be, an affiliate of an Interested Shareholder;

               (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition in one transaction or a series of transactions to or with any Interested Shareholder or any affiliate of an Interested Shareholder of assets of FPL Group or any direct or indirect majority-owned subsidiary having an aggregate fair market value of $10,000,000 or more;

               (3) the issuance or transfer by FPL Group or any direct or indirect majority-owned subsidiary in one transaction or a series of transactions of any securities of FPL Group or any subsidiary to any Interested Shareholder or any affiliate of any Interested Shareholder in exchange for cash, securities or other property, or a combination thereof, having an aggregate fair market value of $10,000,000 or more;

               (4) the adoption of any plan or proposal for the liquidation or dissolution of FPL Group proposed by or on behalf of an Interested Shareholder or an affiliate of an Interested Shareholder; or

               (5) any reclassification of securities, including any reverse stock split, or recapitalization, of FPL Group, or any merger or consolidation of FPL Group with any of its direct or indirect majority-owned subsidiaries or any other transaction which has the direct or indirect effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of FPL Group or any direct or indirect wholly-owned subsidiary which is directly or indirectly owned by any Interested Shareholder or any affiliate of any Interested Shareholder.

         The holders of common stock do not have cumulative voting rights, and therefore the holders of more than 50% of a quorum (majority) of the outstanding shares of common stock can elect all of FPL Group's directors. Unless otherwise provided in the Charter or the bylaws or in accordance with applicable law, the affirmative vote of a majority of the total number of shares represented at a meeting and entitled to vote is required for shareholder action on a matter. Voting rights for the election of directors or otherwise, if any, for any series of the serial preferred stock, will be established by the Board of Directors when such series is issued.

         LIQUIDATION RIGHTS. After satisfaction of creditors and payments due the holders of serial preferred stock, if any, the holders of common stock are entitled to share ratably in the distribution of all remaining assets.

         PREFERRED SHARE PURCHASE RIGHTS. The following statements describing FPL Group's preferred share purchase rights (each, a "Right") are not intended to be a complete description. They are qualified in their entirety by reference to the form of Rights Agreement, dated as of July 1, 1996, between FPL Group and EquiServe Trust Company, N.A., as successor Rights Agent, as amended. The Rights Agreement and amendments thereto are filed with the SEC.

         On June 17, 1996, FPL Group's Board of Directors declared a dividend of one Right for each outstanding share of common stock. Thereafter, until the Distribution Date (as defined below), FPL Group will issue one Right with each newly issued share of common stock. Each Right (prior to the expiration or redemption of the Rights) will entitle the holder thereof to purchase from FPL Group one-hundredth of a share of FPL Group's Series A Junior Participating Preferred Stock, $.0l par value (Junior Preferred Shares), at an exercise price of $120 per Right (Purchase Price), subject to adjustment. Until the Distribution Date, the Rights are represented by the shares of common stock, and are not exercisable or transferable apart from the common stock. The Distribution Date is the earlier to occur of:

               (1) the tenth day after the public announcement that a person or group has acquired beneficial ownership of 10% or more of the common stock, or

               (2) the tenth business day after a person commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the common stock. At any time before a person or group becomes a 10% holder, the Board of Directors may extend the 10-day period.

Separate certificates evidencing the Rights will be mailed to holders of the common stock as of the close of business on the Distribution Date. The Rights are exercisable at any time after the Distribution Date, unless earlier redeemed, or exchanged, and could then begin trading separately from the common stock. The Rights do not have any voting rights and are not entitled to dividends.

         If a person or group becomes a 10% holder, each Right not owned by the 10% holder would become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the exercise price of the Right. In the event that FPL Group is acquired in a merger or other business combination transaction, or 50% or more of FPL Group's assets or earning power are sold or otherwise transferred, after a person or group has become a 10% holder, each Right will entitle its holder to purchase, at the exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right.

         The Rights are redeemable by FPL Group's Board of Directors in whole, but not in part, at $.01 per Right at any time prior to the time that a person or group acquires beneficial ownership of 10% or more of the outstanding common stock. The Rights will expire on June 30, 2006 (unless the expiration date is extended or the Rights are earlier redeemed or exchanged as described below).

         The Purchase Price, and the number of Junior Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution

               (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Shares,

               (2) as a result of the grant to holders of Junior Preferred Shares of certain rights or warrants to subscribe for or purchase Junior Preferred Shares at a price, or securities convertible into Junior Preferred Shares with a conversion price, at less than the current market price of Junior Preferred Shares, or

               (3) as a result of the distribution to holders of Junior Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Junior Preferred Shares) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The number of Rights and the number of Junior Preferred Shares purchasable upon exercise of each Right are also subject to adjustment in the event of a stock split, subdivision, consolidation, combination or common stock dividend on the common stock prior to the Distribution Date.

         The Board of Directors of FPL Group may exchange the Rights at an exchange ratio of one share of common stock per Right at any time that is

               (1) after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding common stock; and

               (2) before the acquisition by a person or group of 50% or more of the outstanding common stock.

         The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire FPL Group without conditioning the offer on the redemption of the Rights or on the acquisition of a certain number of Rights. The Rights beneficially owned by that person or group may become null and void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of FPL Group, since the Rights may be redeemed by FPL Group at $.01 per Right prior to the time that a person or group has acquired beneficial ownership of 10% or more of the common stock.

         The Junior Preferred Shares purchasable upon exercise of the Rights will be entitled to cumulative quarterly dividends in preference to the common stock at a rate per share equal to the greater of $10 and 100 times the dividend declared on the common stock for such quarter. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each Junior Preferred Share will be entitled to receive 100 times the amount and type of consideration received per share of common stock. In the event of a liquidation of FPL Group, the holders of Junior Preferred Shares will be entitled to receive in preference to the common stock the greater of $100 per share and 100 times the payment made per share of common stock. FPL Group has the right to issue other serial preferred stock ranking prior to the Junior Preferred Shares with respect to dividend and liquidation preferences. The Junior Preferred Shares will be redeemable after June 30, 2006, at FPL Group's option, in whole or in part, at a redemption price per share equal to the greater of

               (1)  the per share Purchase Price, and

               (2)  the then current market price of a Junior Preferred Share.

Each Junior Preferred Share will have 100 votes on all matters submitted to a vote of the shareholders of FPL Group, voting together with the common stock. The rights of the Junior Preferred Shares as to dividends, liquidation, redemption and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation, redemption and voting rights of the Junior Preferred Shares, the value of the interest in a Junior Preferred Share purchasable upon the exercise of each Right should approximate the value of one share of common stock.

         The Board of Directors of FPL Group may amend the Rights Agreement and the Rights, without the consent of the holders of the Rights. However, any amendment adopted after a person or group becomes a 10% holder may not adversely affect the interests of holders of Rights. The 10% holder level discussed above is subject to certain exceptions.


                        FPL GROUP COMMON STOCK DIVIDENDS

         It is generally the practice of FPL Group to pay dividends quarterly on the 15th day of March, June, September and December. The payment of dividends is within the sole discretion of the Board of Directors. As a practical matter, the ability of FPL Group to pay dividends on the common stock is dependent upon dividends paid to it by its subsidiaries, primarily FPL.


                                     EXPERTS

         The consolidated financial statements incorporated by reference in this prospectus from FPL Group's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                 LEGAL OPINIONS

         Steel Hector & Davis LLP, Miami, Florida, counsel to FPL Group, will pass upon the legality of the FPL Group common stock, including the Rights attached thereto, to be issued pursuant to the Plan.


                                 INDEMNIFICATION

         Florida law generally provides that a Florida corporation, such as FPL Group, may indemnify its directors, officers, employees and agents against liabilities and expenses they may incur. Florida law also limits the liability of directors to FPL Group and other persons. FPL Group's bylaws contain provisions regarding the mandatory indemnification by FPL Group of its directors, officers, employees and agents under specified conditions. In addition, FPL Group carries insurance permitted by the laws of Florida on behalf of its directors, officers, employees or agents which may cover, among other things, liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of FPL Group pursuant to the provisions described in the preceding paragraphs, or otherwise, FPL Group has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       -----------------------------------

         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT TO THIS PROSPECTUS. FPL GROUP HAS NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. FPL GROUP IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS OR THAT THE INFORMATION INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.